Exhibit 99.1

PENN WEST ANNOUNCES ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

CALGARY, June 16, 2016 - PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE.BC) (“Penn West”) will be hosting its Annual and Special Meeting on Thursday, June 23, 2016 at 10:00 a.m. MDT (12:00 p.m. EDT) in the Kensington Boardroom of the Marriott Downtown Hotel, located at 110 - 9th Avenue SE, Calgary Alberta.

Scheduled as part of the meeting proceedings, Mr. Dave Roberts, President and CEO, will address shareholders and provide a summary of Penn West’s 2015 accomplishments and discuss Penn West’s 2016 transformation into a leading Alberta oil producer. This address will be available via audio webcast:

Date: Thursday, June 23, 2016

Time: Approximately 10:10 a.m. MDT (12:10 p.m. EDT)

Expected Duration: 10 - 20 minutes

Audio Webcast Link:

http://event.on24.com/r.htm?e=1210774&s=1&k=4F4D6EB53ADA58A0EDAE0BC73C7E9F9A

A replay of the audio webcast will be available after the meeting on our website at www.pennwest.com

Electronic copies of our management proxy circular, financial statements, news releases, and other public information are available on our website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Penn West is a conventional oil and natural gas producer in Canada. Our goal is to be the company that redefines oil and gas excellence in western Canada. Based in Calgary, Penn West operates a significant portfolio of opportunities with a dominant oil position in the Cardium, Viking and Peace River areas of Alberta.

Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE.BC”.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com